

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Heather Turner
Chief General Counsel
Lyell Immunopharma, Inc.
400 East Jamie Court, Suite 301
South San Francisco, California 94080

>   **Re: Lyell Immunopharma, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted May 12, 2021**
>   **CIK No. 0001806952**

Dear Ms. Turner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 12, 2021

Notes to Unaudited Condensed Consolidated Financial Statements
14. Subsequent Events, page F-55

1.   Please disclose the amount of the stock compensation expense you expect to recognize for these equity instruments in 2021.

General

2.   We note that Lyell Immunopharma Inc. appears to own investment securities that have a value exceeding 40% of the value of the company's assets. Please see Section 3(a)(1)(C) of the Investment Company Act of 1940. Please provide us with a detailed analysis as to whether Lyell is an investment company as defined under the Investment Company Act

and subject to registration under the Act or whether the company would be deemed not to be an investment company. See Rule 3a-8 of the Investment Company Act.

You may contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dave Peinsipp